FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan , 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 6, 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

March 6, 2018

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares of Royal Dutch Shell plc as set out below following the vesting of conditional awards granted in 2015 under the Long Term Incentive Plan (“LTIP”) and the Deferred Bonus Plan (“DBP”).

Details of the LTIP and DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2016 (www.shell.com/annualreport).

LONG TERM INCENTIVE PLAN

PDMR	VESTING DATE	SHARE TYPE	NUMBER OF SHARES VESTED
Ben van Beurden	March 2, 2018	RDSA	158,510
Jessica Uhl	March 2, 2018	RDS.A	12,117
John Abbott	March 2, 2018	RDSB	43,703
Harry Brekelmans	March 2, 2018	RDSA	43,891
Andrew Brown	March 2, 2018	RDSB	43,703
Ronan Cassidy	March 2, 2018	RDSB	17,044
Donny Ching	March 2, 2018	RDSA	31,601
Maarten Wetselaar	March 2, 2018	RDSA	22,823

DEFERRED BONUS PLAN

PDMR	VESTING DATE	SHARE TYPE	NUMBER OF SHARES VESTED
Ben van Beurden	March 2, 2018	RDSA	76,847
John Abbott	March 2, 2018	RDSB	29,340
Harry Brekelmans	March 2, 2018	RDSA	21,285
Andrew Brown	March 2, 2018	RDSB	30,526
Donny Ching	March 2, 2018	RDSA	17,687

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	158,510

Total	N/A

Aggregated information Volume Price Total	158,510 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Uhl

Last Name(s)	Jessica

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A American Depository Shares (RDS.A)

Identification Code	US7802592060

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	USD

Price	NIL

Volume	12,117

Total	N/A

Aggregated information Volume Price Total	12,117 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	43,703

Total	N/A

Aggregated information Volume Price Total	43,703 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects and Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	43,891

Total	N/A

Aggregated information Volume Price Total	43,891 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	43,703

Total	N/A

Aggregated information Volume Price Total	43,703 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	NIL

Volume	17,044

Total	N/A

Aggregated information Volume Price Total	17,044 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	31,601

Total	N/A

Aggregated information Volume Price Total	31,601 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	NIL

Volume	22,823

Total	N/A

Aggregated information Volume Price Total	22,823 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	76,847

Total	N/A

Aggregated information Volume Price Total	76,847 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2015 under the Deferred Bonus Plan (DBP)

Currency	GBP

Price	NIL

Volume	29,340

Total	N/A

Aggregated information Volume Price Total	29,340 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects and Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	21,285

Total	N/A

Aggregated information Volume Price Total	21,285 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Vesting of awards granted in 2015 under the Deferred Bonus Plan (DBP)

Currency	GBP

Price	NIL

Volume	30,526

Total	N/A

Aggregated information Volume Price Total	30,526 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Vesting of awards granted in 2015 under the Deferred Bonus Plan (DBP)

Currency	EUR

Price	NIL

Volume	17,687

Total	N/A

Aggregated information Volume Price Total	17,687 NIL N/A

Date of transaction	March 2, 2018

Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: March 7, 2018